PricewaterhouseCoopers LLP were previously the independent accountants for the Fund. The decision to change the independent accountants was recommended by the Audit Committee and approved by the Board of Directors in a meeting held on April 1, 2003, resulting in KPMG LLP's appointment as independent accountants of the Fund.

The reports on the financial statements of the Fund audited by PricewaterhouseCoopers LLP for the years ended September 30, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements between the Fund and PricewaterhouseCoopers LLP during those years or through April 1, 2003 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements of such years.

The Fund has requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated March 12, 2004, is filed as an Exhibit to this Form N-SAR.